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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                   November 2009

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1. Press Release: November 17, 2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (04-09)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pediment Expands Resource Potential at La Colorada Gold Project

Vancouver, BC, November 17, 2009 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF

Frankfurt:P5E.F) (“Pediment” or “the Company”) is pleased to report drill results from the ongoing 2009 program at its La Colorada project. This drill phase focused on confirming and expanding near-surface mineralization encountered in last year’s program, as well as confirming mineralization in the existing pit areas using both reverse-circulation and core drilling.  Drilling was carried out in the Gran Central, La Colorada and El Crestón pit areas, as well as the Veta Madre and La Verde, near-surface gold zones.  The Company has completed 7,300 metres of RC drilling and 1,500 metres of core drilling.  A large T100 truck mounted RC rig is being brought in to complete the remaining deep testing.

Veta Madre gold zone

Drilling at the Veta Madre zone, located about 1.1 kilometres east of the El Crestón pit, encountered numerous near surface intercepts of gold mineralization.  Highlight results from this area include drill hole R92 with 24.39 metres of 1.83 g/t gold and 12.4 g/t silver, and drill hole R94 with 39.6 metres of 1.11 g/t gold and 2.68 g/t silver. Other results included a number of longer lower grade intervals such as 56.4 metres of 0.53 g/t gold and 4.53 g/t silver in hole R90.  Drilling to date at Veta Madre has extended the zone to a strike length of 500 metres and it remains open for extension along strike.  Mineralization at Veta Madre begins at surface and occurs as hematitic, limonite-bearing, quartz-veinlet zones. Selected results from Veta Madre appear in the table below.  A complete listing of results to date from can be found on Pediment’s website, together with a full table of location and drill hole orientation:

http://www.pedimentgold.com/s/La_Colorada.asp?ReportID=372229.

An updated drill map can also be found in the Company’s website.

http://www.pedimentgold.com/i/pdf/20091103_LC_Collar_Update_With_Veta_Madre.pdf.

Table of selected 2009 drill results for the Veta Madre gold zone. No well-defined dip has been measured for the Veta Madre zone, having  an irregular shape to depth with a east-northeast strike. Intervals reported cannot be considered true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R66	0.00	25.91	25.91	0.81	3.55
R69	3.05	28.96	25.91	0.59	2.15
R90	4.57	60.96	56.39	0.53	4.53
R91	0.00	25.91	25.91	1.08	2.94
R92	12.19	36.58	24.39	1.83	12.44
R94	0.00	39.62	39.62	1.11	2.68
R95	0.00	28.96	28.96	1.07	2.38
R96	32.00	41.15	9.14	1.12	2.93
R97	13.72	42.67	28.95	0.89	4.82
R119	0.00	10.67	10.67	0.54	3.67
And	21.34	30.48	9.14	0.37	1.42
R121	48.77	56.39	7.62	0.36	1.30
And	68.58	71.63	3.05	0.59	4.80

La Verde gold zone

La Verde is a gold mineralized zone located 450 metres northeast of the El Crestón pit.  Drilling here has outlined a zone of up to 12 metres containing multiple narrow veins and veinlets with hematite and minor quartz along 400 metres of strike length.  Grades encountered have generally been moderate, but several holes have returned high grades near-surface that may be incorporated in future resource calculations.  Examples of this include drill hole R57 that reported 93.05 g/t gold and 13.99 g/t gold in contiguous 1.52 metre samples.  Last year’s drill holes R03 and R07 that reported 1.52 metres of 518 g/t and 1.52 metres of 30.2 g/t gold respectively are also within the La Verde zone.  Significant results from this year’s program include the following:

Table of results for the La Verde zone. La Verde has a east-northeast strike with a roughly -50 degree dip to the north. Widths are aapproximately true width for drillholes oriented to azimuth 160 and having a dip of -50 to the south (see website for full drillhole collar table).

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R57	21.34	25.91	4.57	36.33	83.97
Including	21.34	22.86	1.52	93.05	82.00
Including	22.86	24.38	1.52	13.99	21.90
Including	24.38	25.91	1.52	1.95	148.00
R58	19.81	27.43	7.62	1.60	20.48
Including	22.86	24.38	1.52	3.03	29.50
R103	9.14	15.24	6.10	2.98	29.70
Including	10.67	13.72	3.05	5.21	49.60
R104	0.00	12.19	12.19	1.54	9.54
R105	3.05	13.72	10.67	0.75	6.90

Gran Central, La Colorada and El Crestón pits

Drilling at Gran Central, La Colorada and El Crestón focused on confirmation of historic zones, with an emphasis on near surface mineralization. Core holes DH-01 and DH-05 intersected the Gran Central gold vein (see results in table below) and a number of RC drill holes tested all three zones.

Two deeper drill holes were attempted on the north side of the Crestón pit to test for down-dip vein extensions indicated by previous operators, but difficult drilling conditions prevented the holes from reaching target depth. Testing here will resume with a more powerful RC drill rig.

Highlight results from the Gran Central, La Colorada and El Crestón pits are shown in the tables below.

Table of results for the Gran Central vein zone. The vein zone has a dip of approximately -60 degrees to the north. The intercepts of drillholes dipping -45 to -50 degrees to the south will be near true width.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
DH-01	176.00	198.00	22.00	1.93	77.56
DH-05	69.5	70.5	1	7.220	6.6
And	96.6	100.6	4	1.380	40.5
including	98.6	99.6	1	4.298	135.0
And	165.2	207	41.8	1.025	5.3
including	170.2	171.2	1	4.362	2.7
including	175.2	177.2	2	4.344	5.3
including	188	189	1	3.978	3.6
And	210	221	11	0.800	3.8
And	225	231.5	6.5	0.582	5.0
And	245.6	247.6	2	2.586	3.5
R76	22.86	30.48	7.62	0.40	3.10
And	91.44	105.16	13.72	1.25	17.82
including	92.96	94.49	1.52	5.67	97.00
And	141.73	144.78	3.05	0.98	41.00
And	155.45	158.50	3.05	1.22	3.40

The El Crestón zone has a vertical-dipping south vein and other veins to the north dipping approximately -45 degrees to the south. Widths reported are not true widths. Please visit Pediment’s website for a full drillhole collar table.

R115	10.67	18.29	7.62	4.86	16.78
including	13.72	15.24	1.52	22.56	44.00
And	65.53	74.67	9.14	1.37	9.78
including	67.05	68.58	1.52	4.79	19.70
And	91.44	100.58	9.14	1.01	7.18
And	160.02	163.07	3.05	1.68	7.35
R116	32.00	48.77	16.76	0.48	7.72
And	54.86	57.91	3.05	3.42	6.00
And	57.91	59.44	1.52	106.18	28.80
And	59.44	68.58	9.14	0.44	7.53

The La Colorada vein has a dip of between -45 and -50 degrees to the north-northeast. The intercepts for drillholes dipping -45 or -50 to the south will be near true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R71	103.63	115.82	12.19	0.85	0.86
And	137.16	143.26	6.10	4.94	15.85
including	137.16	138.68	1.52	3.34	14.30
including	138.68	140.21	1.52	4.93	13.90
including	140.21	141.73	1.52	8.42	23.60
including	141.73	143.26	1.52	3.07	11.60
R72	60.96	71.63	10.67	1.44	37.02
including	64.01	65.53	1.52	5.25	97.00

Other drill targets

Five holes tested the waste dump-stockpile between the Gran Central and El Crestón pits, and 4 holes tested the original run-of-mine leach pad, to evaluate remaining gold in these two previously-mined rock bodies.  Results were encouraging, particularly on the run-of-mine leach pad, where vertical, RC drill holes cut up to 15.24 metres of 1.16 g/t gold.

Director and VP Exploration Mel Herdrick states: “The Company has been conducting a thorough evaluation of the project to both confirm and extend mineralized areas, both in previously mined zones and in new exploration zones.  We are pleased with the results of this year’s drill program at the La Colorada project, especially Veta Madre where we have been successful in outlining near-surface mineralization. Veta Madre is also an indication of the La Colorada project’s potential for new gold zones. In addition, confirmation of the Gran Central, La Colorada and El Crestón has been satisfactory as well. The Company also looks forward to results from follow up RC drilling from the La Colorada gold project”.

All samples were assayed by Inspectorate Labs in its Reno, Nevada laboratory.  Samples were collected at the site directly by Inspectorate’s staff and prepared in their Hermosillo, Sonora preparation facility. The assay method used was fire assay with AA finish (assay code 2-FA-08), with a gravimetric finish repeat for samples exceeding 10 ppm Au.  A QA/QC program is run by Pediment that includes the insertion of standards, blanks and duplicates in the sample stream.  All results reported in this news release have successfully passed the QA/QC standards. Pediment uses commercial standards and blanks produced by Rocklabs (rocklabs.com). The cutoff grade used for reported intervals was 0.25ppm Au and high grades were not capped. Up to two consecutive, low-grade or barren samples were included in the intervals.

Melvin Herdrick, Vice President of Exploration and a Director of the Company, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact Gary Freeman or Michael Rapsch at (604) 682-4418.

Pediment Gold Corp.

Gary Freeman

President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration at the Company’s La Colorada property. Such statements include, without limitation, statements regarding the Company’s future drilling and exploration plans on the La Colorada property. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, or to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509

(Registrant)

Date: November 19, 2009          By /s/ Gary Freeman

                                      Gary Freeman, President/CEO/Director